Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On March 2, 2015, Integrys Energy Group, Inc. provided the following update to its employees through its employee website:

March 2, 2015

Regulatory approval update
We’re making good progress on all of the approvals, and we still anticipate closing the transaction during the second half of 2015. Following is the current status of the necessary regulatory proceedings.

■    The U.S. Department of Justice completed its review under the Hart-Scott-Rodino Act on  Oct. 24, 2014, with no further action required by the company.

■    We filed with all four state utility commissions last August, and we’re working through each of the proceedings. At this writing, we anticipate reviews and decisions according to the following general timeline:

●    The Public Service Commission of Wisconsin expects to vote no later than April 16, 2015.
●    The Minnesota Public Utilities Commission expects to review our application in early May.
●    The Michigan Public Service Commission has set a schedule that calls for a decision by June 15, 2015.
●    The Illinois Commerce Commission staff has proposed a schedule calling for a decision on July 6, 2015.

Significantly, the Michigan Governor, the Michigan Attorney General and the iron ore mines sent letters to FERC in January stating that they have no objections to the transaction. These parties will not oppose, condition or delay consummation of the transaction in any proceeding at FERC – and the Attorney General, Michigan commission staff, and the mines will not seek or support any other conditions to the transaction in proceedings at the Michigan Public Service Commission.

Day One Task Team, functional teams formed
As reported in the previous Transaction Update, a Day One Task Team led by Wisconsin Electric Vice President Dan Krueger is looking into what work needs to be completed upon the close of the transaction (Day One). Although this team does not have any post-close (Day Two) requirements in its scope, it will be mindful of decisions that might have long-range impact.
Task Team continued on page 2.

■    At the Federal Energy Regulatory Commission (FERC), the public comment periods have now closed, and we are waiting for a decision.

In Michigan, Wisconsin Energy reached a settlement in January that will help clear the way for Michigan state regulatory approval of the proposed WEC/TEG transaction. The settlement calls for the sale of the electric distribution assets owned by both Wisconsin Electric and Wisconsin Public Service in the Upper Peninsula, as well as the sale of the Presque Isle Power Plant to Upper Peninsula Power Company.

QUESTIONS AND FEEDBACK

If you have questions about the acquisition or topics you’d like to read about it in future editions of Transaction Update, please email questions@wisconsinenergy.com for WEC or CorpCommunications@integrysgroup.com for TEG.

Although we do not have definitive answers to many questions at this time, your questions and input will help make our content timely and relevant.

Teams have been formed in the following areas and have begun work to identify, prioritize and complete Day One tasks. These areas were selected initially	because of their substantive impact on functions that must be in place to ensure the combined company operates smoothly upon closing:

Teams	General scope	Day One planning [Including, but not limited to these. Subject to change.]
Legal Susan Martin Jodi Caro	Preparing the new company for legal and regulatory compliance.	● Holding company and subsidiary governance ● NYSE, SEC and shareholder matters ● Records Management processes ● Preparation of closing documents ● Corporate compliance policies
Management Dan Krueger Phil Mikulsky	Positioning the company to function on Day One while maintaining seven customer-facing brands and preserving talent.	● Organization structure, leaders, officers ● Understanding of current and planned initiatives ● Tracking of merger commitments
Finance and Accounting Pat Keyes Jim Schott	Putting in place the financial planning, forecasting, reporting and tax capabilities, so that the new WEC Energy Group can be a functional entity on Day One.	● Consolidated reporting and forecasting ● Financing impacts and tax matters ● Corporate credit cards and policies
IT and Security Molly Mulroy Mark Radtke	Preparing limited systems to allow key functions to operate as one interconnected company on Day One.	● Cyber security, NERC CIP risks and resolutions ● Enterprise software licenses and data access ● Interconnectivity, telephone and video conferencing ● Web presence, intranet, email and calendars
Human Resources Lori Rolfson Bill Laakso	Ensuring HR process alignment, proper oversight, governance and compliance.	● Benefits plan comparisons and implications ● Payroll processing and routine spending workflows ● Evaluate alignment of wage grades and titles ● Hiring processes and approvals
Communications Barry McNulty Kathy Hartman	Managing communication with internal and external stakeholders.	● Internal communications now through close ● External communication - media, customers, legislators, other stakeholders ● Organization structure and leadership announcements

The Day One Task Team is governed by a cross-company steering committee that includes:

■ Allen Leverett, WEC President ■ Pat Keyes, WEC Chief Financial Officer	■ Susan Martin, WEC General Counsel ■ Phil Mikulsky, TEG Executive Vice President

Update on Michigan asset sale to UPPCo
Discussions continue among the various parties to the Michigan Settlement announced in January as they work to forge definitive agreements regarding the WEC and TEG asset sales to the Upper Peninsula Power Company (UPPCo).

Also, on Feb. 17, We Energies entered into an agreement with the owners of the Empire and Tilden iron ore mines in the UP. Under the agreement, the mines have committed to remain full-requirements customers of We Energies until the sale of Presque Isle Power Plant (PIPP) is completed, or until July 31, 2015, whichever is earlier. The mines returned as full-requirements customers on Feb. 1. As part of the agreement, We Energies provided written notification to the Midcontinent Independent System Operator (MISO) to rescind the company’s earlier decision to retire PIPP and to request that MISO exercise the termination provisions of the system support resource (SSR) agreement, effective Feb. 1, 2015.

WEC is seeking to transfer control of its UP electric distribution business, as well as the Presque Isle Power Plant. The transaction also contemplates the sale of Wisconsin Public Service Corporation’s (WPSC) UP electric and gas distribution assets.  We currently expect to retain all hydro-electric plant and related facilities, as well as WPSC’s Menominee Service Center. It is expected that all WPSC employees located at Menominee would remain with WPSC, with a services agreement provided back to UPPCo.

Cautionary Statements Regarding Forward-Looking Information
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.

A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It
In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Non-solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualified under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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